UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Unusual Machines, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

U9154A 208

(CUSIP Number)

Red Cat Holdings, Inc.

15 Ave. Muñoz Rivera, Ste. 2200

San Juan, PR 00901-2510

(833) 373-3228

February 16, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons
Red Cat Holdings, Inc.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ✓

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
4,250,000 (1)

8. Shared Voting Power
0

9. Sole Dispositive Power
4,250,000 (1)

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
4,250,000 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
48.8% (2)
14. Type of Reporting Person
CO
(1)	Consists of 4,250,000 shares of common stock held by Red Cat Holdings, Inc. (the “Filing Person”). The board of directors of the Filing Person is comprised of Jeffrey Thompson, Joseph Freedman, Christopher Moe and Nicholas Liuzza. With the exception of Mr. Thompson, who shall abstain from voting on any board actions regarding shares of the issuer, the board of directors of the Filing Person holds shared voting power and investment power for the shares of common stock. These individuals are not deemed to beneficially own the common stock held by the Filing Person. Does not include shares of common stock underlying a $2 million convertible note which is subject to a 4.99% beneficial ownership limitation.
(2)	Based on 8,717,255 shares of common stock outstanding after the Issuer’s initial public offering as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission on February 15, 2024.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.01 per share of Unusual Machines, Inc., a Puerto Rico corporation (the “Issuer”). The principal executive offices of the Issuer are located at 151 Calle de San Francisco, Ste. 200 PMB 2106, San Juan, PR 00901-1607.

ITEM 2. IDENTITY AND BACKGROUND

(a) This statement is filed on behalf of Red Cat Holdings, Inc. (the “Filing Person”).

(b) The principal business address of the Filing Person is c/o Red Cat Holdings, Inc., 15 Ave. Muñoz Rivera, Ste. 2200, San Juan, PR.

(c) The Filing Person is in the business of developing and selling unmanned aerial technology , primarily drones, to commercial enterprises and government agencies.

(d) During the last five years, the Filing Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Filing Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) The Filing Person is a Nevada corporation.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On February 16, 2024, the Filing Person acquired 4,250,000 shares of the Issuer’s common stock pursuant to the closing of a Share Purchase Agreement (the “Purchase Agreement”) with the Issuer and Jeffrey Thompson, the Chief Executive Officer of the Filing Person. Under the Purchase Agreement, these shares were issued as part of the purchase price which also included a $1 million cash payment and a $2 million convertible promissory note (the “Note”) in exchange for two of the Filing Person’s subsidiaries -- Rotor Riot, LLC and Fat Shark Ltd.

ITEM 4. PURPOSE OF TRANSACTION

The information set forth in Item 3 above is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)

Aggregate Number and Percentage of Class of Securities

The beneficial ownership percentages disclosed below are based on 8,717,255 shares of common stock outstanding after the Issuer’s initial public offering as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission on February 15, 2024. The Filing Person beneficially owns (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the shares of the Issuer’s common stock and the Note as described in Item 3 above. While convertible. The Note has a 4.99% beneficial ownership limitation.

(b)	The board of directors of the Filing Person is comprised of Jeffrey Thompson, Joseph Freedman, Christopher Moe and Nicholas Liuzza. With the exception of Mr. Thompson, who shall abstain from voting on any board actions regarding shares of the issuer, the board of directors of the Filing Person holds shared voting power and investment power over the Issuer’s securities as described above in Item 5(a). These individuals are not deemed to beneficially own the Issuer’s common stock held by the Filing Person.
(c)	No reportable transactions occurred during the 60 days prior to the date hereof.

(d)

To the best knowledge of the Filing Person, except with respect to the shares set forth in the table above, no person, other than the Filing Person, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of the Issuer beneficially owned by the Filing Person.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

To the knowledge of the Filing Person, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in Item 2 and between such person and any person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Red Cat Holdings, Inc.

February 23, 2024	/s/ Jeffrey Thompson
Date	Jeffrey Thompson, Chief Executive Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.